VIA EDGAR

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Health Systems Solutions, Inc. Form 10-K for the year ended December 31, 2007 File No. 000-27197 Our File No. 52570.39260

Dear Mr. Krikorian:

We have received your letter dated September 26, 2008 regarding our Annual Report on Form 10-K for December 31, 2007. We are currently working on a response to your letter; however, due to the observance of the Jewish holidays by several of our key executives and our efforts to close the quarter and prepare the Form 10-Q for the period ended September 30, 2008, it is necessary to request an extension of time. We anticipate that we will have a response to your letter by Friday, October 24, 2008.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-798-6400 or at the address indicated below.

Sincerely, Stan Vashovsky Chairman and Chief Executive Officer

cc:	Craig D. Wilson
Tamara Tangen

405 N. Reo Street, Suite 300, Tampa Florida 33609
800-850-0018